

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

<u>Via E-Mail</u>
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, North Carolina 28255

>   **Re: Bank of America Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Form 10-Q for the Quarterly Period ended March 31, 2011**
>   **Filed May 5, 2011**
>   **Form 10-Q for the Quarterly Period June 30, 2011**
>   **Filed August 4, 2011**
>   **Form 10-Q for the Quarterly Period ended September 30, 2011**
>   **Filed November 3, 2011**
>   **File No. 1-06523**

Dear Mr. Moynihan:

We have reviewed your letter dated August 19, 2011 responding to our comment letter dated August 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 8

Item 1A. Risk Factors

Adverse changes to our credit ratings form the major credit rating agencies could have a material adverse effect on our liquidity, cash flows, competitive position…, page 8

1. We note your response to comment one in our letter dated August 2, 2011 as well as the statements in your Form 10-Q for the period ended September 30, 2011. In future filings please disclose the additional collateral and termination payments that you may be required to post as a result of a one and two notch downgrade in your credit rating. We note that this information is included in note 4 to the financial statements and continue to believe that this information should be included in the risk factor discussion as it will assist an investor in understanding the risk and potential consequences.

Exhibits

2. We note your response to comment three from our letter dated August 2, 2011. We disagree with your position that these agreements were entered into in the ordinary course of business. While bulk settlements occurred in prior years, such settlements of this magnitude do not ordinarily accompany your business and therefore are not entered into in the ordinary course. Please file the agreements pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Counterparty Credit Risk Valuation Adjustments

Non-U.S. Portfolio, page 115

3. We refer to Table 58 on page 118 which provides information about your exposure to selected European countries. We note that footnote six to your table indicates that the credit default protection column represents the net notional credit default protection purchased to hedge derivative assets. We are unclear as to why you would only disclose the net notional amount of these instruments as opposed to the fair values given that the derivative assets that they are hedging are presented at fair value in your table. Please revise your future filings to also disclose the fair values of the net credit default protection purchased. Additionally, please disclose the fact that losses could still result in your positions even if there is purchased credit protection because the purchased credit protection contracts only pay out under certain scenarios and thus not all losses may be covered by the credit protection.

Brian T. Moynihan
Bank of America Corporation
December 2, 2011
Page 3

Notes to the Financial Statements

Note 9 - Representations and Warranties Obligations and Corporate Guarantees, page 198

Rescission Notices, page 202

4. We note your response to comment nine of our letter dated August 2, 2011 as well as your disclosure on page 202 regarding FNMA's new policy related to mortgage insurance rescissions. Given the potential impact that this policy could have on your pipeline of repurchase claims and your representations and warranties liability, please revise your future filings to provide some level of quantitative disclosure regarding your mortgage insurance rescissions, including number and amount of unresolved mortgage rescissions notices as well as the manner in which mortgage rescission notices have been resolved (e.g., acceptance, reinstatement of coverage, settlement, etc.). This disclosure can be in a format similar to what you provided in your response to prior comment 28(g) of our letter dated June 6, 2011.

        You may contact Angela Connell at (202) 551-3426 or Stephanie Hunsaker at (201) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366, or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director